August 30, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (706) 692-6820

J. Donald Boggus, Jr.
President and Chief Executive Officer
Crescent Banking Company
7 Caring Way
Jasper, GA  30143

	Re:	Crescent Banking Company
		Form 10-K for the year ended December 31, 2004
		File No. 0-20251

Dear Mr. Boggus:

	We have reviewed your response letter dated June 30, 2005 and have the following additional comments. Where indicated, we think you should restate the financial statements in your Form 10-K and subsequent Forms 10-Q in response to our additional comments.

Form 10-K

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Loans, page F-10
1. Your response to prior comment 1 and your accounting policy footnote disclosure state that you are recording loan origination fees and direct loan costs recognized under SFAS 91 and SFAS 65 net in the other expense section of your income statement. Under paragraph 22 of SFAS 91, these items are required to be recognized as an adjustment to loan yield in interest income.  Under paragraph
21
SFAS 65, these items are required to be deferred and recognized when loans are sold and are part of the resultant gain or loss on the sale of the loans. Please restate your financial statements to appropriately include these items in the determination of interest income or in the gain or loss on loan sales, as appropriate. Accordingly, revise your accounting policy footnote.

2. Please refer to prior comment 1 and tell us the authoritative basis, by reference to the specific accounting literature on which you are relying, for reporting these costs net of salaries and employee benefits. Also, tell us the specific nature of the salaries and benefits currently included in these costs

*    *    *    *
       Please file an amendment in response to these comments within
10 business days. Include a response cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. You may wish to provide us drafts of your intended revisions prior to filing your amendment.
Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding our comments.



      Sincerely,


						Paul Cline
						Senior Accountant


J. Donald Boggus, Jr.
Crescent Banking Company
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